Exhibit 99.12

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Peak Gold Ltd.

666 Burrard Street, Suite 3110

Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

October 30, 2007

3.	News Releases

News releases with respect to the material change referred to in this report were issued on October 30, 2007 and November 6, 2007 and subsequently filed on SEDAR.

4.	Summary of Material Change

Peak Gold Ltd. (“Peak Gold”) announced that it has entered into an engagement letter with a syndicate of underwriters to sell 300 million special warrants of Peak Gold (the “Special Warrants”) at a price of $0.75 per Special Warrant to raise aggregate gross proceeds of $225 million (the “Offering”). Each Special Warrant will entitle the holder thereof to receive one unit of Peak Gold (a “Unit”) on the exercise or deemed exercise of the Special Warrant at any time after the closing of the Offering for no additional consideration. Each Unit will be comprised of one common share of Peak Gold (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one additional Common Share at a price of $0.90 until the date that is five years from the closing of the Offering.

5.	Full Description of Material Change

Peak Gold announced that it has entered into an engagement letter with a syndicate of underwriters co-led by GMP Securities L.P., Canaccord Capital Corporation and CIBC World Markets Inc. and including Genuity Capital Markets Inc., Orion Securities Inc., Brant Securities Limited, Paradigm Capital Inc. and PI Financial Corporation (the “Underwriters”) to sell 300 million Special Warrants at a price of $0.75 per Special Warrant to raise aggregate gross proceeds of $225 million. Each Special Warrant will entitle the holder thereof to receive one Unit on the exercise or deemed exercise of the Special Warrant at any time after the closing of the Offering for no additional consideration. Each Unit will be comprised of one Common Share and one-half of one Warrant. Each Warrant will entitle the holder to acquire one additional Common Share at a price of $0.90 until the date that is five years from the closing of the Offering.

Net proceeds from the Offering will be used for future acquisitions and general corporate purposes, including working capital.

Peak Gold will use its reasonable best efforts to file a prospectus qualifying the distribution of the Common Shares and Warrants and to have a decision document for a final prospectus issued by the securities commissions in Canada within 90 days after the closing of the Offering. If the decision document for the final prospectus is not issued within such time, Peak Gold will continue to use its reasonable best efforts to have such decision document issued as soon as possible thereafter and each Special Warrant outstanding at such time will, on exercise or deemed exercise, entitle the holder thereof to acquire one Unit and an additional 0.1 of a Common Share without further payment on the part of the holder.

Closing of the Offering is scheduled to occur on or about November 21, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange and any other applicable securities regulatory authorities.

The Special Warrants to be sold under this Offering will be offered on a private placement basis to UK, European and Canadian residents who are accredited investors under applicable securities laws, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The Special Warrants as well as the Common Shares and Warrants comprising the Units will be subject to a four-month hold period under applicable Canadian securities laws.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward looking statements”, within the meaning of applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peak Gold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant; equipment or processes to operate as anticipated; accidents; labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Peak Gold’s Filing Statement dated April 2, 2007, available at www.sedar.com. Although Peak Gold has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate. As actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking that are incorporated by reference herein, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Melanie Hennessey, Vice President, Investor Relations of Peak Gold Ltd. at (604) 696-4100.

9.	Date of Report

November 9, 2007.